UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alto Group Holdings, Inc.

(Name of Issuer)

Class A Preferred Stock

(Title of Class of Securities)

021515101

(CUSIP Number)

Copy to:

Kenneth I. Denos
10757 So. River Front Pkwy
Suite 125
South Jordan, UT 84095

(801) 816-2511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

             March 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note:           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 21515101
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Mark Daniel Klok
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mark Daniel Klok is a citizen of United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
52.01%  on an as-converted basis.  51,680,000 shares of common stock are currently outstanding and 107,680,000 shares of common stock would be outstanding if the shares of preferred stock beneficially held were so converted.

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of preferred stock and 52.01% of common in the event of a conversion into common shares.
14		TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP No. 21515101
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Opiuchus Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
52.01%  on an as-converted basis.  51,680,000 shares of common stock are currently outstanding and 107,680,000 shares of common stock would be outstanding if the shares of preferred stock beneficially held were so converted.

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of preferred stock and 52.01% of common in the event of a conversion into common shares.
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.        Security and Issuer

This statement on Schedule 13D relates to the shares of class A preferred stock (the “Preferred Shares”) of Alto Group Holdings, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Fund are located at 110 Wall Street, 111th Floor, New York, NY 10005.

Item 2.        Identity and Background

1. Mark Daniel Klok

       (a) Mark Daniel Klok

           (b) 110 Wall Street, 11th Floor, New York, New York 10005.

       (c) Mr. Klok is a businessman.

       (d) Mr. Klok has not been convicted in any criminal proceeding (excluding traffic violations  or  similar  misdemeanors)  during  the last five years.

(e) Mr. Klok has not been a party to any civil proceeding of a judicial or administrative  body of competent  jurisdiction  where, as a result of such  proceeding,  there was or is a  judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state  securities laws or finding any violation with respect to such laws.

       (f) Mr. Klok is a citizen of the United States of America.

     2. Opiuchus Holdings, Inc.

       (a) Opiuchus Holdings, Inc.

       (b) 110 Wall Street, 11th Floor, New York, New York 10005

       (c) Opiuchus Holdings, Inc. is a Delaware corporation.

(d) The beneficial owner of Opiuchus Holdings, Inc., Mark Daniel Klok has not been convicted in     any criminal proceeding (excluding traffic violations  or  similar  misdemeanors)  during  the last five years.

(e) Opiuchus Holdings, Inc. has not been a party to any civil proceeding of a judicial or    administrative  body of competent  jurisdiction  where, as a result of such  proceeding,  there was or is a  judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state  securities laws or finding any violation with respect to such laws.

       (f) Opiuchus Holdings, Inc. is registered in the state of Delaware

 Item 3.       Source and Amount of Funds or Other Consideration

On February 10, 2010,  Tareq  Hinawy,  the former  president and director of the Issuer,  and Mr. Klok entered into a Share  Transfer  Agreement,  wherein  Tareq Hinawy agreed to the transfer of 48,000,000 shares of common stock to Mr. Klok.  Mr. Klok purchased the shares for $50,000 from personal funds. The shares were held in Opiuchus Holdings, Inc.

On March 3, 2010, the Company approved the creation of Class “A” shares of restricted Preferred Stock (“Preferred Shares”).  The rights, preferences, privileges, restrictions and characteristics of the Preferred Shares are detailed in the Certificate of Designation to the Articles of Incorporation filed as an exhibit to a report on Form 8-K on March 5, 2010.  The Company approved the surrender, conversion and exchange of 48,000,000 shares of restricted common stock beneficially held by Mr. Klok into 14,000,000 Preferred Shares.  As a result of the conversion into Preferred Shares, Mr. Klok continues to have voting control of the Company through Opiuchus Holdings.  Mr. Klok holds a beneficial interest in 14,000,000 Preferred Shares which are convertible at the discretion of Mr. Klok into 56,000,000 shares of common stock, representing 52.01% of all shares of common stock issued and outstanding on an as-converted basis through Opiuchus Holdings, Inc.  Holders of the Preferred Shares are entitled to vote together with holders of common stock on all matters, consequently giving Mr. Klok voting control of the Company.  The Preferred Shares are being held in the name of Opiuchus Holdings, Inc.

Item 4.        Purpose of Transaction

The purpose of the transaction described above was for investment purposes.

Depending on  market  conditions  and  other  factors,  Mr.  Klok  or Opiuchus Holdings, Inc. may  acquire additional shares of the Issuer's common stock or preferred stock as he deems appropriate,  whether in open market purchases,  privately negotiated  transactions or otherwise.  Mr. Klok also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As the principal shareholder of the Company and a holder of a majority of its voting shares, Mr. Klok may elect additional members of the board of directors or seek the removal of other directors.  Additionally, Mr. Klok may also pursue or consent to any of the following: (a) the acquisition by any person of additional  securities of the Issuer, or the disposition of securities of the Issuer;  (b) an extraordinary  corporate  transaction,  such as a merger, reorganization or liquidation,  involving the Issuer or any of its subsidiaries;(c) a sale or  transfer  of a material  amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer  including  any plans or proposals to change the number of term of directors  or to fill any  existing  vacancies  on the board;  (e) any  material change in the present  capitalization or dividend policy of the Issuer;  (f) any other  material  change in the  Issuer's  business or corporate  structure;  (g) changes in the Issuer's  Articles of Incorporation or other actions which may impede the  acquisition  of control of the Issuer by any  person;  (h) causing a class of  securities  of the Issuer to be  delisted  from a national  securities exchange or to cease to be authorized to be quoted in an inter-dealer  quotation system of a registered  national securities  association;  (i) a class of equity securities  of the Issuer  becoming  eligible for  termination  of  registration pursuant to Section  12(g)(4)  of the Act;  or (j) any action  similar to any of those enumerated above.

Item 5.        Interests in Securities of the Issuer

1. As of March 5, 2010, the aggregate number and percentage of shares of preferred stock of the Issuer beneficially owned by Opiuchus Holding and Mr. Klok is 14,000,000 Preferred Shares,

which consists of all Preferred Shares outstanding.  In the event of conversion into shares of common stock, Mr. Klok will beneficially own 56,000,000 shares of common stock of the Issuer or 52.01% of the total issued and outstanding shares of common stock of the Issuer on an as-converted basis. In the event of such conversion, there would be 107,680,000 shares of common stock outstanding.

2. Opiuchus Holdings and Mr. Klok has the power to vote, or direct the vote, and dispose of, or direct the disposition of, 56,000,000 shares of common stock upon conversion of his Preferred Shares, which represents approximately 52.01% of the outstanding shares of common stock on an as-converted basis as of March 5, 2010.

3. Neither Opiuchus nor Mr. Klok has effected any other transaction in the shares of common or preferred stock of the Issuer in the past sixty days, except has been described in this disclosure form.

4. Not applicable.

5. Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.        Materials to be filed as Exhibits.

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 10th day of March, 2010.

By: /s/ Mark Daniel Klok
Name:            Mark Daniel Klok
Title:           Director

Opiuchus Holdings, Inc.

By: /s/ Mark Daniel Klok
Name:            Mark Daniel Klok
Title:           Director